Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE YEARS ENDED DECEMBER 31

	2010	2009(1)

A Net income as reported, Canadian GAAP ($ millions)	1,806.2	980.7
B Items adjusting net income ($ millions)	(78.4)	8.3
C Net income, US GAAP ($ millions)	1,727.8	989.0
D Weighted average number of shares outstanding	886,371,000	886,740,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	24,722,000	25,088,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	24,688,000	25,089,000

CANADIAN GAAP
Basic earnings per share (A/D)	2.04	1.11
Diluted earnings per share (A/(D+E))	1.98	1.08

UNITED STATES GAAP
Basic earnings per share (C/D)	1.95	1.12
Diluted earnings per share (C/(D+F))	1.90	1.08

(1)	Corrected as described in Note 32 to the Company’s consolidated financial statements